UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Familymeds Group, Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
30706T209
(CUSIP Number)
December 29, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]  Rule 13d-1(b)

     [X ]  Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	30706T209

1	NAMES OF REPORTING PERSONS:

Matthew Brand Charles K. Kellogg Lee Kellogg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [X ]
(b) [ ]

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Matthew Brand - U.S. Citizen Charles K. Kellogg - U.S. Citizen Lee Kellogg - U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:

0

	6	SHARED VOTING POWER:

Matthew Brand - 1,265,687*
Charles K. Kellogg - 1,265,687*
Lee Kellogg - 1,265,687*

*Each of the reporting persons is deemed to be a beneficial owner of the 1,265,687 shares of the Issuer owned jointly by Matthew Brand, Charles K. Kellogg and Lee Kellogg.

	7	SOLE DISPOSITIVE POWER:

0

	8	SHARED DISPOSITIVE POWER:

Matthew Brand - 1,265,687*
Charles K. Kellogg - 1,265,687*
Lee Kellogg - 1,265,687*

*Each of the reporting persons is deemed to be a beneficial owner of the 1,265,687 shares of the Issuer owned jointly by Matthew Brand, Charles K. Kellogg and Lee Kellogg.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Matthew Brand - 1,265,687*
Charles K. Kellogg - 1,265,687*
Lee Kellogg - 1,265,687*

*Each of the reporting persons is deemed to be a beneficial owner of the 1,265,687 shares of the Issuer owned jointly by Matthew Brand, Charles K. Kellogg and Lee Kellogg.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Matthew Brand - 18.2%*
Charles K. Kellogg - 18.2%*
Lee Kellogg - 18.2%*

*Each of the reporting persons is deemed to be a beneficial owner of the 18.2% of the Issuer's common stock owned jointly by Matthew Brand, Charles K. Kellogg and Lee Kellogg.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Matthew Brand - IN Charles K. Kellogg - IN Lee Kellogg - IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Familymeds Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

312 Farmington Avenue Farmington, CT 06032-1968

Item 2(a)	Name of Person Filing.

Matthew Brand Charles K. Kellogg Lee Kellogg

Item 2(b)	Address of Principal Business Office or, if none, Residence.

1247 Silverado St. La Jolla, CA 92037

Item 2(c)	Citizenship.

The reporting persons are U.S. Citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 Par Value Per Share

Item 2(e)	CUSIP Number.

30706T209

Item 3	This statement is not filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c).

Item 4	Ownership.

(a)	Amount beneficially owned:

Matthew Brand - 1,265,687*
Charles K. Kellogg - 1,265,687*
Lee Kellogg - 1,265,687*

*Each of the reporting persons is deemed to be a beneficial owner of the 1,265,687 shares of the Issuer owned jointly by Matthew Brand, Charles K. Kellogg and Lee Kellogg.

(b)	Percent of Class:

Matthew Brand - 18.2%*
Charles K. Kellogg - 18.2%*
Lee Kellogg - 18.2%*

*Each of the reporting persons is deemed to be a beneficial owner of the 18.2% of the Issuer's common stock owned jointly by Matthew Brand, Charles K. Kellogg and Lee Kellogg.

(c)	Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

Matthew Brand - 1,265,687*
Charles K. Kellogg - 1,265,687*
Lee Kellogg - 1,265,687*

*Each of the reporting persons is deemed to be a beneficial owner of the 1,265,687 shares of the Issuer owned jointly by Matthew Brand, Charles K. Kellogg and Lee Kellogg.

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

Matthew Brand - 1,265,687*
Charles K. Kellogg - 1,265,687*
Lee Kellogg - 1,265,687*

*Each of the reporting persons is deemed to be a beneficial owner of the 1,265,687 shares of the Issuer owned jointly by Matthew Brand, Charles K. Kellogg and Lee Kellogg.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

See the Joint Filing Agreement attached as Exhibit A hereto.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATTHEW BRAND
Date: December 30, 2010

By:	/s/ Matthew Brand

CHARLES K. KELLOGG
Date: December 30, 2010

By:	/s/ Charles K. Kellogg

LEE KELLOGG
Date: December 30, 2010

By:	/s/ Lee Kellogg